UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 _______________

                                    FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934

For the fiscal year ended December 31, 2006

                                       OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

For the transition period from _____ to _____

Commission file number 1-5742

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            The Rite Aid 401(k) Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Rite Aid Corporation
                                 30 Hunter Lane
                          Camp Hill, Pennsylvania 17011

THE RITE AID 401(k) PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                           Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                      1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits
     as of December 31, 2006 and 2005                                        2

   Statement of Changes in Net Assets Available for Benefits
     for the Year Ended December 31, 2006                                    3

   Notes to Financial Statements as of December 31, 2006
     and 2005, and for the Year Ended December 31, 2006                     4-9

SUPPLEMENTAL SCHEDULE--

   Form 5500--Schedule H, Line 4i--Schedule of Assets (Held
     at End of Year) as of December 31, 2006                                11

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of
The Rite Aid 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of The Rite Aid 401(k) Plan (the "Plan") as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan Administrator. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2006 financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania

June 29, 2007

THE RITE AID 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2006 AND 2005
--------------------------------------------------------------------------------


                                                                          2006                  2005
ASSETS:
  Participant-directed investments - at fair value                  $1,233,774,361        $1,093,248,344
  Cash                                                                           0                 2,619
                                                                   ---------------        ----------------
  Contributions receivable:
    Employer                                                             3,604,950             4,132,562
    Employee                                                               814,048             2,798,544
                                                                   ---------------        ----------------
           Total contributions receivable                                4,418,998             6,931,106
                                                                   ---------------        ----------------
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE                      1,238,193,359         1,100,182,069

Adjustments from fair value to contract value for fully benefit-
responsive investment contracts                                            125,463            (1,318,293)
                                                                   ---------------        ----------------
NET ASSETS AVAILABLE FOR BENEFITS                                   $1,238,318,822        $1,098,863,776
                                                                   ===============        ================

See notes to financial statements.

THE RITE AID 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

ADDITIONS:
  Employee contributions                                     $    78,605,696
  Employer contributions                                          33,744,586
  Rollover contributions                                           3,310,170
  Net appreciation in fair value of investments                  107,676,268
  Investment income                                               16,394,086
                                                             ---------------
           Total additions                                       239,730,806
                                                             ---------------
DEDUCTIONS:
  Benefit payments                                               100,144,000
  Administrative expenses                                            131,760
                                                             ---------------
           Total deductions                                      100,275,760
                                                             ---------------
INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                    139,455,046

NET ASSETS AVAILABLE FOR BENEFITS--Beginning of year           1,098,863,776
                                                             ---------------
NET ASSETS AVAILABLE FOR BENEFITS--End of year               $ 1,238,318,822
                                                             ===============

See notes to financial statements.

THE RITE AID 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005, AND FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

1.    DESCRIPTION OF THE PLAN

      The following brief description of The Rite Aid 401(k) Plan (the "Plan") is provided for general informational purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      General--The Plan is a defined contribution plan. An individual account is established for each participant and provides benefits that are based on
      (a) amounts the participant and Rite Aid Corporation (the "Company" or "Plan Sponsor") contributed to a participant's account, (b) investment earnings (losses), and (c) any forfeitures allocated to the account, less any administrative expenses charged to the Plan and allocated to participant accounts, if any.

      T. Rowe Price Trust Company serves as Plan trustee with respect to all assets other than Company stock. GreatBanc Trust Company serves as Plan trustee with respect to Company stock. The Employee Benefits Administration Committee is the plan administrator ("Plan Administrator") and is responsible for the preparation of the Plan's financial statements.

      Participation--Substantially all non-union Plan Sponsor employees become eligible to participate in the Plan after attaining age 21 and completing three months of service. Participants of the Plan are eligible for matching contributions upon attaining age 21 and completing one year of service (a twelve-month period when at least 1,000 hours are credited).

      Contributions--Participants may contribute a portion of pretax annual compensation up to the maximum dollar limit, as defined in the Plan. Participants age 50 and over may make additional pretax contributions, as defined in the Plan. The Plan Sponsor matches 100% of a participant's pretax payroll contributions, up to a maximum of 3% of such participant's pretax annual compensation. Thereafter, the Plan Sponsor will match 50% of the participant's additional pretax payroll contributions, up to a maximum of 2% of such participant's additional pretax annual compensation. Compensation is limited to eligible compensation as defined by the Plan and limited by the Internal Revenue Service ("IRS"). A participant may also contribute, or rollover, amounts representing distributions from another qualified defined benefit or defined contribution plan.

      A settlement agreement had been entered into with respect to litigation involving the Company common stock held by the Plan. Under the settlement agreement the Company was required to maintain the safe-harbor matching formula, as noted in the prior paragraph, from plan years 2003 through 2006. In addition, subject to the terms of that settlement agreement, the Company must make a supplemental matching contribution for years 2003 through 2006 if the total dollar amount of the matching contributions for all participants for each and any of those years is less than the total dollar amount of the 2002 matching contribution to the Plan. The Company's matching contribution for 2006 exceeded the 2002 contribution, and no such supplemental matching contribution was required for the year ended December 31, 2006. If a supplemental matching contribution were to be made, it would be allocated to the accounts of then-current Plan participants who received a regular matching contribution in proportion to each participant's regular matching contribution.

      Having satisfied these terms of the settlement agreement for the year ended December 31, 2006, there will be no further requirement for supplemental matching contributions to the Plan stemming from this settlement agreement.

      Investment Options--The Plan provides participants with the option of investing the participant's account balances into various investment options offered by the Plan. The Plan currently offers 17 mutual funds, 5 custom funds, 2 common/collective trusts, a stable value fund and Rite Aid Corporation Common Stock.

      The Plan's custom funds are custom investment options created specifically for the Plan by Northern Trust Global Advisors, Inc. The custom fund is an unregistered custom account maintained by the trustee. The performance of the custom fund is based on the performance of the underlying mutual funds which are registered in the market

      Payment of Benefits--Upon termination of service, a participant may elect to receive benefit distributions in one of several forms, including annuities, installment payments or lump-sum payments. In certain cases, spousal consent may be required in order to elect a form of distribution other than a joint and survivor annuity. Benefits are payable upon retirement, termination of employment, or the death or disability of the participant. In certain circumstances, benefits may be paid to a participant prior to the participant's termination of employment.

      Loans--A participant may elect to borrow against the participant's vested balance at a reasonable rate of interest as defined in the Plan document. A participant may borrow up to 50% of the participant's vested balance, with a maximum loan of $50,000. A participant may only have one loan outstanding at any one time, with the exception that participants may have up to three outstanding loans which were grandfathered at the time the Plan was amended to no longer allow more than one loan.

      Vesting--Participants are immediately vested in all employee contributions credited to the participant's accounts plus actual earnings (losses) thereon. Effective January 1, 2002, participants became immediately vested in all Plan Sponsor's contributions credited to the participant's accounts plus actual earnings (losses) thereon made after that date. Prior to January 1, 2002, vesting in the Plan Sponsor's contributions was based on years of service, as defined in the Plan document. A participant becomes fully vested in the Plan Sponsor's contributions upon the participant's death, disability, attainment of normal retirement age while employed, or the occurrence of a Plan termination. When a participant withdraws from the Plan prior to becoming fully vested, the non-vested portion of the participant's account is forfeited and credited to a suspense account. The suspense account may be reallocated to participants in the same manner as matching contributions.

      Forfeited Accounts--At December 31, 2006 and 2005, forfeited nonvested accounts totaled $210,245 and $113,271, respectively. These forfeited amounts may, among other uses, be used to reduce future employer contributions. During the year ended December 31, 2006, employer contributions were reduced by $100,000 from forfeited nonvested accounts.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting--The accompanying financial statements have been prepared on the accrual basis of accounting.

      Adoption of new Accounting Guidance--The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully
      Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA

      Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP"). As required by the FSP, the statements of net assets available for benefits present investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit responsive contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2005.

      Investment Valuation and Income Recognition--The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Custom funds are stated at fair value which is based on the net asset value of participation units held by the Plan at year-end and is calculated based on the shares held in underlying mutual fund investments and the net asset value of those investments. Common stock is valued at quoted market prices.

      Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair market value of the underlying investments. Common collective trust funds with underlying investments in investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value.

      The stable value fund ("SVF") includes two fully benefit-responsive synthetic guaranteed investment contracts ("GIC") whose underlying investments are stated at fair value investments and then adjusted by the issuer to contract value. Fair value of the underlying investments is determined by the issuer of the synthetic GIC based quoted on market prices and a fair value estimate of the wrapper contract. Fair market value of the wrapper is estimated by converting the basis points assigned to the wrap fees into dollars.

      Participant loans are valued at the outstanding loan balances.

      The common collective trust funds and the stable value fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

      Purchases and sales of securities are recorded on a trade-date basis. Realized gain or loss on investment transactions is determined using the first-in, first-out method; investment transactions are recorded at the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

      The Plan had 2,437,100 and 2,564,119 shares of Company common stock at December 31, 2006 and 2005, respectively.

      Valuation of Investment(s) Contracts--The Plan offers the SVF as an investment option. On October 1, 2006, the Plan began to offer the T. Rowe Price SVF with the Prudential SVF blended together as a single investment split fifty percent into each of these underlying investments. These are trust products and are comprised of a group annuity insurance product issued by The Prudential Insurance Company of America ("Prudential"), T. Rowe Price Retirement Plan Services ("T. Rowe Price") and a portfolio of assets owned by the plan or designee. Interest on the SVF is credited daily. For the first three quarters of 2006, Prudential declared an effective annual interest rate at the beginning of each calendar quarter which is credited and compounded on a daily basis. Beginning with the fourth calendar quarter, T. Rowe Price calculated a blended rate which was credited and compounded on a daily basis. The blended rate is based upon the Prudential and T. Rowe Price rates and the 50%-50% asset split. The SVF is deemed to be fully benefit responsive; therefore, it is presented at contract value, which approximates fair value.

      Administrative Expenses--Plan fees and expenses related to account maintenance, transaction and investment fund management are allocated to participant accounts. Under the terms of the Plan document, costs relating to Plan administration may be paid by the Plan Sponsor or paid from Plan forfeitures. For the year ended December 31, 2006, the Plan Sponsor has paid substantially all administrative expenses.

      Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported changes to the Plan's net assets available for benefits during the reporting period. Actual results may differ from those estimates and assumptions.

      The Plan invests in mutual funds, common/collective trusts, corporate stocks and the SVF. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

3.    SYNTHETIC GUARANTEED INVESTMENT CONTRACT

       The plan provides a self managed stable value investment option to participants that includes a synthetic guaranteed investment contract which simulates the performance of a guaranteed investment contract through an issuer's guarantee of a specific interest rate (the wrapper contract) and a portfolio of financial instruments that are owned by the plan. The synthetic GIC contract includes underlying assets which are held in trust owned by the plan and utilizes benefit-responsive wrapper contract. A portion of the master trust's Stable Value Fund is issued by The Prudential Insurance Company of America and a portion is managed by
       T. Rowe Price Associates, Inc. ("TRPA"). The TRPA portion of the Fund consists of synthetic investment contracts which are selected by TRPA and issued by banks and other financial institutions. TRPA also manages the fixed income instruments underlying the investment contracts in its portion of the Fund. The contract provides that participants execute plan transactions at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The interest rates are reset quarterly based on market rates of other similar investments, the current yield of the underlying investments and the spread between the market value and contract value. Certain events such as plan termination or a plan merger initiated by the plan sponsor, may limit the ability of the plan to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. The plan sponsor does not believe that any events that may limit the ability of the plan to transact at contract value are probable.

                                                                 2006     2005

       Average yields:
         Based on annualized earnings (1)                       5.33%     5.08%
         Based on interest rate credited to participants (2)    4.55%     4.64%

      (1) Computed by dividing the annualized one-day actual earnings of the contract on the last day of the plan year by the fair value of the investments on the same date.

      (2) Computed by dividing the annualized one-day earnings credited to participants on the last day of the plan year by the fair value of the investments on the same date.

4.    INVESTMENTS

      The following presents investments that represent 5% or more of the Plan's assets:


                                                                        December 31
                                                              --------------------------------
                                                                   2006              2005
      Stable Value Fund                                        $302,909,055     $296,457,782
      T. Rowe Price Equity Index Trust                          166,860,170      154,312,965
      Dodge & Cox Balanced Fund                                 145,362,587      126,375,960
      Northern Trust Global Advisors Large-Cap Growth Fund      129,163,774      126,486,645
      Northern Trust Global Advisors International Equity Fund   77,725,093       62,482,610
      Northern Trust Global Advisors Large-Cap Value Fund        74,809,179       62,354,377
      Northern Trust Global Advisors Small-Cap Fund              72,873,989       64,764,962


      The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value for the year ended December 31, 2006, is as follows:

      Investments:
        Rite Aid Corporate Company Stock                    $  4,867,032
        Mutual funds                                          20,664,589
        Custom Funds                                          45,058,913
        Common Collective Trusts                              23,096,705
        Stable Value Funds                                    13,989,029
                                                             ------------
      Net appreciation (depreciation) in fair
        value of investments                                $107,676,268
                                                             ============

5.    TAX STATUS

      The Plan has received a determination letter dated June 27, 2003, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC, including the processes identified for remediation. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and subject to the terms of the settlement agreement whereby the Company must make a supplemental matching contribution in plan years 2003 through 2006 if the total dollar amount of the matching contribution for all participants for each and any of those years is less than the total dollar amount of the 2002 matching contribution. In the event the Plan terminates, participants would become fully vested in the Plan Sponsor contributions.

7.    PARTY-IN-INTEREST TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by T. Rowe Price Trust Company, the trustee and custodian of the Plan. The transactions related to such investments qualify as party-in-interest transactions. The Plan has also permitted investment in the common stock of the Plan Sponsor, and therefore these transactions qualify as party-in-interest transactions. The Plan Administrator does not consider Plan Sponsor contributions or benefits paid by the Plan to be party-in-interest transactions.

8.    CONTINGENCY

      In late 1999, the Plan Sponsor's Board of Directors hired a new executive management team to address and resolve various business, operational and financial challenges confronting the Plan Sponsor. New management reviewed the administration of the Plan for purposes of determining compliance with provisions of the Plan and regulatory requirements. The Plan Administrator identified certain processes not in compliance with the provisions of the Plan or regulatory requirements. As a result of this review the following actions were taken:

      In September 2003, the Plan Administrator submitted a Voluntary Correction of Operational Failures program filing (the "VCO") with the IRS, requesting a compliance statement and approval of the correction method for the operational failures identified. On January 15, 2007 the Plan Administrator received a fully executed compliance statement containing IRS approval of the correction methods submitted. The Plan Sponsor is in the process of completing all corrections in accordance with the compliance statement thereby eliminating exposure to penalties, taxes or disqualification by the IRS. The correction process is expected to be complete by August 20, 2007.

9.    RECONCILIATION OF FINANCIALS TO FORM 5500

      The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2006.

                                                                       2006
      Net assets available for benefits per the financial
        statements at contract value                            $ 1,238,318,822
      Adjustment from contract value to fair value for fully
        benefit-responsive investment contracts                        (125,463)
                                                                ----------------

      Net assets available for benefits per the Form 5500       $ 1,238,193,359
                                                                ================


      For the year ended December 31, 2006, the following is a reconciliation of net investment income per the financial statements to the Form 5500:

      Total net appreciation in contract value of investments     $ 107,676,268
      Total investment income                                        16,394,086
      Adjustment of net appreciation and investment income             (125,463)
                                                                   -------------
      Total earnings per the Form 5500                              123,944,891
                                                                   -------------


                                     ******

                              SUPPLEMENTAL SCHEDULE

THE RITE AID 401(k) PLAN

FORM 5500--SCHEDULE H, Line 4i--SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006
--------------------------------------------------------------------------------


Identity of Issuer, Borrower,                                                                         At
Lessor or Similar Party and Description                                           Number          Fair Market
                                                                                of Shares           Value
Common and collective trusts:
  *T. Rowe Price                      Equity Index Trust                        4,030,439      $ 171,132,436
  *T. Rowe Price                      Bond Index Trust                            131,907          3,185,563
                                                                                               -------------
        Total common and collective trusts                                                       174,317,999
                                                                                               -------------
Mutual Funds:
  *T. Rowe Price                      Retirement 2020                           1,168,226         20,268,728
  *T. Rowe Price                      Retirement 2030                             902,634         16,779,964
  *T. Rowe Price                      Retirement 2015                           1,285,285         15,898,970
  *T. Rowe Price                      International Equity Index Fund           1,053,482         15,401,914
  *T. Rowe Price                      Retirement 2040                             762,593         14,298,612
  *T. Rowe Price                      Retirement 2010                             754,890         11,980,108
  *T. Rowe Price                      Retirement 2025                             843,476         10,847,107
  *T. Rowe Price                      Extended Equity Market Index Fund           407,324          6,708,630
  *T. Rowe Price                      Retirement 2035                             493,716          6,502,243
  *T. Rowe Price                      Retirement 2005                             220,732          2,562,698
  *T. Rowe Price                      Retirement Income Fund                      184,920          2,428,001
  *T. Rowe Price                      Retirement 2045                             159,850          1,977,347
  *T. Rowe Price                      Insurance Fund                                2,358              2,358
Dodge & Cox                           Balanced Fund                             1,669,299        145,362,587
Pimco                                 Total Return Fund                         4,817,210         50,002,641
Vanguard                              Small-Cap Index Instl                       283,750          9,264,434
Vanguard                              Small-Cap Index Fund                             24                795
                                                                                               -------------
        Total mutual funds                                                                       330,287,137
                                                                                               -------------
Custom Funds:
   Northern Trust Global Advisors     Large-Cap Growth Fund                    10,543,982        129,163,774
   Northern Trust Global Advisors     International Equity Fund                 4,888,371         77,725,093
   Northern Trust Global Advisors     Large-Cap Value Fund                      5,417,030         74,809,179
   Northern Trust Global Advisors     Small-Cap Fund                            4,913,957         72,873,989
   Northern Trust Global Advisors     Mid-Cap Fund                              2,690,427         35,432,918
                                                                                               -------------
        Total custom funds                                                                        390,004,953
                                                                                               -------------

Stable Value Fund Synthetic Guaranteed Investment Contract:
   Prudential and *T. Rowe Price      Stable Value Fund                        26,973,202        298,412,396
                                                                                               -------------
        Total Stable Value Fund Synthetic Guaranteed Investment Contract                         298,412,396
                                                                                               -------------

Company Stock Fund:
  *Rite Aid Corporation               Company Stock Fund                        2,437,100         13,257,825

  *Participant notes                  Loan Fund**                                                 27,494,051
                                                                                               -------------

        Total Assets Held at End                                                              $1,233,774,361
                                                                                               =============

  * Part-in-interest
** The loans range in interest rates from 5.0% to 10.5% and expire through 2023.

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      THE RITE AID 401(k) PLAN

                                      By: /s/ Theresa G. Nichols
                                          -------------------------------
                                          Theresa G. Nichols, not in her
                                          individual capacity, but solely as an
                                          authorized signatory for the Employee
                                          Benefits Administration Committee

Date:  June 29, 2007

                                  EXHIBIT INDEX

Exhibit
Number        Description
-------       -----------
23.1          Consent of Independent Registered Public Accounting Firm